3/7/11

SECURITIES AND EXCHANGE COMMISSION
RECEIVED SECURITIES
W

MAR 7 2011

11020460

DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 22741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edwin C. Blitz Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Waukegan Road
(No. and Street)

Northfield (City) IL (State) 60093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edwin Blitz (847)446-7890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner and Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Road, Suite 302 (Address) Milwaukee (City) WI (State) 53226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/25

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edwin C. Blitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edwin C. Blitz Investments, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

CEO

Title

Notary Public

OFFICIAL SEAL
WILLIAM T BRINGHAM
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/22/13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2010

Aggregated Indebtedness		
Commissions payable	$	64,380
Total aggregated indebtedness	$	64,380
Minimum required net capital (6 2/3% of aggregated indebtedness)	$	4,292
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Computation of Basic Net Capital Requirements		
Stockholder's equity	$	102,212
Deductions:		
Other deductions		(13,400)
Haircuts on securities		(2,820)
Net capital		85,992
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	80,992
Ratio of aggregated indebtedness to net capital		0.75 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2010):

Net capital as reported in Company's Part !!A (unaudited) FOCUS report	$	85,992

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Edwin C. Blitz Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Edwin C. Blitz Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants
Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
Edwin C. Blitz Investments, Inc.
Northfield, Illinois

In planning and performing our audit of the financial statements and supplemental information of Edwin C. Blitz Investments, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Milwaukee, Wisconsin
414-271-7800

Middleton, Wisconsin
608-829-3838

McFarland, Wisconsin
608-838-9828

Our consideration of the internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of the Company. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

February 24, 2011
Milwaukee, Wisconsin

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

AUDITED FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Balance Sheets	2
Statements of Income and Comprehensive Income	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 8
SEC Form X-17A-5	9 - 10
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1	11
Independent Auditors' Report on Internal Control	12 - 13

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

INDEPENDENT AUDITORS' REPORT

Board of Directors
Edwin C. Blitz Investments, Inc.
Northfield, Illinois

We have audited the accompanying balance sheets of Edwin C. Blitz Investments, Inc. (the Company) as of December 31, 2010 and 2009 and the related statements of income, comprehensive income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole

Reilly, Penner & Benton LLP

February 24, 2011
Milwaukee, Wisconsin

Milwaukee, Wisconsin 414-271-7800
Middleton, Wisconsin 608-829-3838
McFarland, Wisconsin 608-838-9828

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Balance Sheets
December 31, 2010 and 2009

ASSETS	2010	2009
Current Assets:		
Cash	$ 64,695	$ 54,703
Commissions receivable	83,098	135,986
Investments	18,799	13,904
Total Assets	$ 166,592	$ 204,593
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Commissions payable	$ 64,380	$ 120,625
Stockholder's Equity:		
Common stock, $1 par value, 50,000 shares issued and outstanding	50,000	50,000
Retained earnings	51,142	36,026
Accumulated other comprehensive income	1,070	(2,058)
Total Equity	102,212	83,968
Total Liabilities and Stockholder's Equity	$ 166,592	$ 204,593

The accompanying notes are an integral part of these financial statements.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Statements of Income and Comprehensive Income
Years ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Commission income	$ 458,805	$ 419,387
Expenses:		
Commissions	318,762	313,049
Gross wages	68,000	42,000
Professional fees	20,261	12,057
Insurance	11,951	13,787
Publications	3,774	3,638
Payroll taxes	5,202	3,213
Registration fees	1,296	4,940
Miscellaneous expense	137	129
Office expense	8,741	11,860
Travel and entertainment	5,565	5,613
	443,689	410,286
Net Income	15,116	9,101
Change in unrealized gain (loss) on available for sale securites	3,128	(3,417)
Comprehensive income	$ 18,244	$ 5,684

The accompanying notes are an integral part of these financial statements.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Statements of Changes in Stockholder's Equity
Years ended December 31, 2010 and 2009

	Common Stock	Comprehensive Income	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2008	$ 50,000	$ 1,359	$ 26,925	$ 78,284
Change in unrealized gain (loss)	-	(3,417)	-	(3,417)
Net income	-	-	9,101	9,101
Balance, December 31, 2009	50,000	(2,058)	36,026	83,968
Change in unrealized gain (loss)	-	3,128	-	3,128
Net income	-	-	15,116	15,116
Balance, December 31, 2010	$ 50,000	$ 1,070	$ 51,142	$ 102,212

The accompanying notes are an integral part of these financial statements.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Statements of Cash Flows
Years ended December 31, 2010 and 2009

	2010	2009
Cash Flows From Operating Activities		
Net income	$ 15,116	$ 9,101
Effects of changes in operating assets and liabilities		
Accounts receivable	52,888	(129,328)
Commissions payable	(56,245)	118,371
Net cash provided (used) in operating activitites	11,759	(1,856)
Cash Flows From Investing Activities		
Purchases of investment securities	(1,767)	---
Net cash provided (used) in investing activitites	(1,767)	---
Net Increase (Decrease) in cash and cash equivalents	9,992	(1,856)
Cash and Cash Equivalents, Beginning of Year	54,703	56,559
Cash and Cash Equivalents, Beginning of Year	$ 64,695	$ 54,703

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Business Activity

Edwin C. Blitz Investments, Inc. (the Company) was incorporated in the state of Illinois on January 1, 2001. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company markets securities, annuities, unit investment trusts and mutual funds through savings and loans, banks and other financial institutions. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends December 31. Significant accounting policies followed by the Company are presented below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Equivalents

Cash and equivalents consist of the Company's checking account.

Investments

Investments in equity securities that have readily determinable fair values and for all investments in debt securities are classified in three categories and accounted for as follows:

- Debt securities that the Company has the possible intent and ability to hold to maturity are classified as investment securities and reported at amortized cost.
- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
- Debt and equity securities not classified as either investment securities or trading securities are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

The Plan has adopted and implemented issued Statement of Financial Accounting Standards on, Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. Adoption of this standard has not had a material impact on the Plan's financial statements. This standard establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:

Level 1 – Quoted prices in active markets, e.g. NYSE, NASDAQ, etc... for assets identical to the securities to be valued. If a Level 1 input is available, it must be used.

Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc...; quoted prices for similar assets in active markets; and inputs derived from observable market data by correlation or other means.

Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets. For level 3 inputs, there is no market data or correlations with market assumptions. Examples would include limited partnership interests, closely held stock, etc.

Revenue Recognition

Commission income is recorded as earned.

1. Summary of Significant Accounting Policies (Continued)

Commission Receivable

Commissions receivable are reported at contract value. An allowance for uncollectible receivables is not considered necessary.

Reserves and Custody of Securities

The Company did not hold trading securities, nor does it hold customer securities at December 31, 2010. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Income Taxes

The Company has elected to have its earnings taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2007 and Wisconsin income tax examinations for years ending before December 31, 2006.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (February 24, 2011). There were no subsequent events that required recognition or disclosure.

2. Investments

Investments are considered to be securities available for sale at December 31, 2010 are summarized as follows:

	Cost	Net Unrealized Holding Gain	Fair Value
Equities	$ 17,729	$ 1,070	$ 18,799

Investments are considered to be securities available for sale at December 31, 2009 are summarized as follows:

	Cost	Net Unrealized Holding Loss	Fair Value
Equities	$ 15,962	$ (2,058)	$ 13,904

The above investments are considered Level 1 as discussed in Note #1.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010 and 2009, respectively, the Company had net capital of $80,992 and $78,849, in excess of the requirement of $5,000 and $8,042, and a net capital ratio of .75 to 1 as of December 31, 2010.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2010. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Concentrations

The Company maintains its cash balances primarily in an area bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

6. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.